UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

Commission file number 001-37976

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SOUTHWEST GAS CORPORATION EMPLOYEES’ INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SOUTHWEST GAS HOLDINGS, INC.
5241 Spring Mountain Road, Post Office Box 98510
Las Vegas, Nevada 89193-8510
(702) 876-7237

FINANCIAL STATEMENTS AND EXHIBITS.

Listed below are all financial statements and exhibits filed as part of this annual report:

(a)
Financial statements, including Statements of Net Assets Available for Benefits as of December 31, 2018 and 2017, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2018 and notes to financial statements, together with the report thereon of McConnell & Jones LLP, independent registered public accounting firm.

(b)
Supplemental Schedule: Schedule H, Line 4i - Schedule of Assets (Held at End of Year). All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and not included herein have been omitted because they are not applicable.

(c)	Consent of McConnell & Jones LLP, independent registered public accounting firm.

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Southwest Gas Corporation Benefits Committee have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

SOUTHWEST GAS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

By	/s/ Gregory J. Peterson
Gregory J. Peterson
Senior Vice President/
Chief Financial Officer
Southwest Gas Corporation

Dated: June 25, 2019

SOUTHWEST GAS CORPORATION

EMPLOYEES’ INVESTMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2018 AND 2017 AND
FOR THE YEAR ENDED DECEMBER 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrator of Southwest Gas Corporation Employees’ Investment Plan
Opinion on the Financial Statements
We have audited the accompanying Statements of Net Assets Available for Benefits of the Southwest Gas Corporation Employees’ Investment Plan (the Plan) as of December 31, 2018 and 2017, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2018, and the related notes to the financial statements (collectively referred to as the Financial Statements). In our opinion, the Financial Statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
The Financial Statements are the responsibility of Plan management. Our responsibility is to express an opinion on these Financial Statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the auditing standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing audit procedures to assess the risks of material misstatement of the Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. Our audits also included evaluating the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall presentation of the Financial Statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplementary Schedule
The supplemental information in the accompanying schedule of Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s Financial Statements. The supplementary schedule is the responsibility of Plan management. Our audit procedures included determining whether the supplementary schedule reconciles to the Financial Statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary schedule. In forming our opinion on the supplementary schedule, we evaluated whether the supplementary schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplementary schedule is fairly stated, in all material respects, in relation to the Financial Statements as a whole.
We have served as the Plan’s auditor since 2017.
/s/ McConnell & Jones LLP
Houston, Texas
June 25, 2019

Southwest Gas Corporation
Employees' Investment Plan

Statement of Net Assets Available for Benefits

	December 31,
	2018	2017

Assets:
Investments at fair value	$416,456,288	$453,516,084
Notes receivable from participants	8,317,536	8,198,382
Contributions receivable from employees	—	596,684
Contribution receivable from employer	66,666	262,747
Total assets	424,840,490	462,573,897

Net assets available for benefits	$424,840,490	$462,573,897

The accompanying notes are an integral part of these statements.

SOUTHWEST GAS CORPORATION
EMPLOYEES' INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
2018
Additions:
Additions (reductions) to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$(45,883,161)
Interest and dividends	24,895,400
Net investment income (loss)	(20,987,761)

Interest on participant loans	517,783

Contributions:
Participant	18,692,985
Employer	5,339,698
24,032,683

Other income	628,510
Net additions	4,191,215

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	41,672,933
Other expenses	251,689
Total deductions	41,924,622

Net increase (decrease) in net assets available for benefits	(37,733,407)

Net assets available for benefits:
Beginning of year	462,573,897
End of year	$424,840,490

The accompanying notes are an integral part of this statement.

(1) Description of Plan
The following description of the Southwest Gas Corporation Employees’ Investment Plan (the “Plan”), as amended, provides general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a voluntary defined contribution plan covering all employees of Southwest Gas Corporation (the “Company”). However, references within these disclosures to "Company Stock" or "Company Common Stock" relate to stock of the Company's parent entity, Southwest Gas Holdings, Inc., the ticker symbol for which is "SWX". The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Its assets invested in Company stock (consisting of (i) Company matching contributions and (ii) participant deferrals) are designated as an Employee Stock Ownership Plan (“ESOP”). New employees are automatically enrolled in the Plan after 30 days unless they elect not to participate.
The ESOP invests primarily in qualifying employer securities. The non-ESOP portion of the Plan is a profit-sharing plan that is qualified under Internal Revenue Code (“IRC”) Sections 401(a) and 401(k). The ESOP portion of the Plan is a stock bonus plan and an employee stock ownership plan that is qualified under IRC Sections 401(a) and 4975(e)(7) and described in ERISA Section 407(d)(6). The profit-sharing plan and the ESOP together are a single plan under Treasury Regulation Section 1.414(1)-1(b)(1). The Plan satisfies the requirements of ERISA and the trust fund maintained under the Plan is tax-exempt under IRC Section 501(a).
The Plan is for the benefit of employees of the Company.
Contributions
Participants may contribute from 2% to 75% of their annual base wages. However, contributions may not exceed amounts promulgated by the IRC. The Company contributes to the Plan an amount equal to 50% of a participant’s contribution. The Company’s maximum contribution is 3.5% of a participant’s annual base compensation. Deferral percentages elected by participants are also applied to overtime earnings; however, they are not matched by the Company.
Participants’ Accounts
Each participant account is credited with the participant’s contribution and the portion contributed by the Company. Participant and Company contributions are invested in the various funds according to the direction of the participant.
Vesting
Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the contributions made by the Company and in the earnings thereon is based on years of continuous service. Participants are fully vested in dividends paid in the Southwest Gas Stock Fund without regard to whether the participant is vested in the Company Common Stock with respect to which the dividend is paid. The following table shows the vesting schedule of Company contributions and the earnings thereon (other than dividends on the Southwest Gas Stock Fund).

Vested
Years of Service	Percentage
One but less than two	20
Two but less than three	40
Three but less than four	60
Four but less than five	80
Five and over	100
In the event of death, attainment of age 65, total disability of a participant, or Plan termination, Company contributions become fully vested irrespective of the years of service.     Forfeitures as a result of a participant’s termination prior to vesting, that are not utilized to restore prior benefits or to pay benefits to previously unlocated participants and beneficiaries, are reallocated to the remaining participants on a quarterly basis based on the employer contribution ratio. For the years ended December 31, 2018 and 2017, forfeitures of non-vested accounts reallocated to participants were approximately $75,000 and $73,000, respectively.

Notes Receivable from Participants (Participant Loans)
The Plan provides that participants may borrow against the contribution and rollover balances in their accounts, subject to certain limitations specified in the Plan. Funds for loans are obtained through the liquidation of participants’ investment accounts. Payments on the loans include interest at a rate that approximates the prime rate, plus 2%. At December 31, 2018, all outstanding loans had annual interest rates ranging from 5.25% to 7.25%, maturing through 2023. Principal and interest payments on participant loans are credited to participant contribution and rollover accounts in the same ratio as ongoing investment elections. The maximum repayment period for participant loans is five years.
Payment of Benefits
If a participant terminates employment with the Company as a result of retirement, death, or permanent and total disability, such participant, or designated beneficiary in the case of participant death, will be entitled to receive an amount equal to the value of their account as soon as practicable following termination of employment. Distributions from the Southwest Gas Stock Fund will be made in Company Common Stock plus cash in lieu of fractional shares. A participant may apply to the Plan Committee to request a single lump sum payment in cash for the value of Company Common Stock otherwise distributable to the participant. Lump sum distributions from other funds will be paid in cash.
Distributions under the Plan will begin as soon as practicable, but not later than April 1 following the end of the Plan year in which the participant attains age 70-1/2 or terminates employment, if later. If the participant’s vested account balance is less than $5,000, the participant may request a lump-sum distribution or direct that the amount be rolled-over into an Individual Retirement Account (“IRA”). If no election is made and the balance does not exceed $1,000, it will be distributed to the participant. If no election is made and the balance is greater than $1,000 but does not exceed $5,000, it will be rolled over to an IRA, designated by the committee which administers the Plan, for the benefit of the participant. If the participant’s vested account balance is greater than $5,000, the participant may remain in the Plan, receive a lump-sum distribution, or roll-over the account into an IRA. In this case, a participant who is terminated and does not elect to take a distribution will continue to receive their share of investment income on all vested portions of their account until electing to receive distributions from the Plan. Beneficiaries of a participant have no more than five years after the participant’s death to request payment.
A participant or surviving spouse, if the designated beneficiary, is permitted to make partial withdrawals as long as minimum distribution requirements are met.
Plan Expenses
Plan-related expenses and any other costs of administering the Plan will be paid with funds from the Plan unless paid by the Company at its discretion. The Company paid all administrative Plan expenses, except loan origination and maintenance fees, during 2018. Loan origination and maintenance fees paid by Plan participants for the year ended December 31, 2018 were $251,689.
Other Income
The Plan participates in Fidelity’s revenue credit program which allows the Plan sponsor to apply credits received to pay for ERISA qualified expenses and/or allocate credits to participants on a pro rata basis. The pro rata allocation is based on the ratio of each participant’s average daily balance in a fund during the quarter to the total average daily balances for all participants in such fund during the quarter. These revenue credits qualify as party-in-interest transactions for which a statutory exemption exists.
Plan Administration
Fidelity Management Trust Company acts as the trustee and Fidelity Investments Institutional Operations Company performs all recordkeeping of the Plan.
(2) Summary of Accounting Policies
The following information describes the Plan’s accounting policies:
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for fair value measurements disclosures.
Purchases and sales of securities are generally valued on an end-of-trade-date pricing basis with the exception of exchanges in and out of the Southwest Gas Stock Fund. When buying Company Common Stock, the stock purchase will be processed on the trade date in real-time pricing. When selling Company Common Stock, the stock sale will be processed on the trade date in real-time pricing, and the exchange into another investment option will be processed three business days after the trade date (in accordance with normal securities settlement practice). Exchanges in and out of Company Common Stock are generally reflected in participant accounts the day following the trade date. Contributions, loans, and withdrawals involving Company Common Stock are not subject to real-time trading. Dividends are recorded on the ex-dividend date.
Notes Receivable from Participants
Notes receivable from participants (participant loans) are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded at December 31, 2018 or 2017.
Contributions Receivable
Contributions receivable consist of employer and employee contributions, when applicable, made but not yet received by the Plan.
Risks and Uncertainties
Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks as well as changes in prevailing market and interest rates, increases in defaults and credit rating downgrades. Due to the level of risk associated with certain investment securities and the amount invested in Company Common Stock, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.
Payment of Benefits
Benefits are recorded when paid.

(3) Related-Party and Party-In-Interest Transactions
Since Company Common Stock is an investment held by the Plan, investments in this common stock represent transactions with parties-in-interest. The Company and the Plan are also related parties. Certain other plan investments are short-term deposits and investments, and shares of mutual funds managed by Fidelity Management Trust Company, the Trustee as defined by the Plan. These certain plan investments qualify as party-in-interest transactions for which a statutory exemption exists. During the year ended December 31, 2018, the Plan made purchases (and share dividend accumulations) totaling approximately $8.3 million and sales (including distributions) of approximately $14 million of Company Common Stock. Participant loans qualify as party-in-interest transactions. At December 31, 2018 and 2017, participant loans were $8,317,536 and $8,198,382, respectively. Fees paid by participants to the Trustee for administrative services were $251,689 for the year ended December 31, 2018. The following table represents investments held by parties-in-interest:

Related-Party Transactions
	December 31, 2018	December 31, 2017
Company Common Stock	$84,746,407	$95,286,236
Fidelity Management Trust Company	204,698,194	219,678,128
	$289,444,601	$314,964,364
(4) Plan Termination
Although the Company expects to continue the Plan indefinitely, it reserves the right to amend or terminate the Plan at any time. Upon termination, partial termination, or complete discontinuance of contributions to the Plan, Company contributions will become fully vested.
(5) Federal Income Taxes
In August 2016, the Company received a favorable determination letter from the Internal Revenue Service (“IRS”) stating that the Plan, amended and restated effective January 1, 2015, qualifies for deferred tax treatment of contributions under Section 401(k) of the IRC. In 2015, the IRS announced that it was discontinuing its requirement that individually-designed plans seeking approval be reviewed for new determination letters every five years and it will no longer review these plans except on adoption and termination.  Certain operational issues of which Plan administration recently became aware have been corrected in the underlying participant accounts and financial statements, as applicable. The Plan administrator intends to make further remediation pursuant to either the self-correction program or the voluntary compliance program described in Revenue Procedure 2019-19. Plan administration and the Plan’s tax counsel believe the Plan is designed and, aside from the operational issues encountered, is currently being operated in compliance with the applicable requirements of the IRC.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan. Management evaluated the Plan's tax positions and concluded that the Plan has maintained its tax-exempt status and has taken no uncertain tax positions that require recognition or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2016.
(6) Fair Value Measurements
U.S. GAAP states that a fair value measurement should be based on the assumptions that market participants would use in pricing the asset or liability, and establishes a fair value hierarchy that ranks the inputs used to measure fair value by their reliability. The three levels of the fair value hierarchy are as follows:
Level 1 -    quoted prices (unadjusted) in active markets for identical assets or liabilities that a company has the ability to access at the measurement date.
Level 2 -    inputs other than quoted prices included within Level 1 that are observable for similar assets or liabilities, either directly or indirectly.
Level 3 -    unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.
The Plan provides for investments in various investment securities including Company Common Stock. The assets held by the Plan, excluding temporary cash investments, are traded in active exchange markets; their estimated fair values were determined at December 31, 2018 using published market closing prices. Shares of mutual funds are valued at the net asset value (“NAV”) of shares held by the Plan at year-end. However, as these funds are actively traded, the NAV in these cases is the fair value, and not a practical expedient utilized in lieu of an available fair value. There have been no changes in fair value methodologies used at December 31, 2018.
The following table sets forth, by level within the three-level fair value hierarchy, the Plan’s assets that were accounted for at fair value.

Level 1 - Quoted Prices in Active Markets for Identical Financial Assets
	December 31, 2018	December 31, 2017
Assets at fair value:
Mutual Funds	$331,707,184	$358,227,552
Company Common Stock	84,746,407	95,286,236
Temporary cash investments	2,697	2,296
Total level 1 assets	$416,456,288	$453,516,084
No assets fell within Level 2 or 3 of the fair value hierarchy.
As noted above, the mutual funds and Company Common Stock held by the Plan are listed and regularly traded on a national securities exchange. The values of mutual funds are generally determined based on the NAV of the funds, that is, the total value of the securities in the funds less the amount of any liabilities outstanding, the result of which is divided by the fund shares outstanding. The funds are traded at the NAV, which is determined once each day. Company Common Stock is traded in real time. The values in the above table were based on pricing as of the last business day of the calendar year.
(7) Subsequent Events
Management of the Plan monitors events occurring after the Statements of Net Assets Available for Benefits date and through the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued or disclosures to be made, and has reflected them where appropriate.

	SOUTHWEST GAS CORPORATION
	EMPLOYEES’ INVESTMENT PLAN

	E.I.N. 88-0085720
	PLAN NO. 004
	SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
	AT DECEMBER 31, 2018

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Southwest Gas Holdings, Inc.	Company common stock (1,107,796 shares)	**	$84,746,407

	Brown Capital Management, Inc.	Small Company Institutional Fund	**	23,954,110

	Vanguard Group, Inc.	Institutional Index Fund	**	20,648,420

	T. Rowe Price	Institutional Large Cap Value Fund	**	13,040,554

*	Fidelity Investments	Contrafund Class K	**	71,131,637

*	Fidelity Investments	Retirement 2005 Fund Class K	**	473,062

*	Fidelity Investments	Retirement 2010 Fund Class K	**	2,141,870

*	Fidelity Investments	Retirement 2015 Fund Class K	**	9,155,385

*	Fidelity Investments	Retirement 2020 Fund Class K	**	28,668,897

*	Fidelity Investments	Retirement 2025 Fund Class K	**	17,391,877

*	Fidelity Investments	Retirement 2030 Fund Class K	**	18,425,242

*	Fidelity Investments	Retirement 2035 Fund Class K	**	7,882,203

*	Fidelity Investments	Retirement 2040 Fund Class K	**	10,507,607

*	Fidelity Investments	Retirement 2045 Fund Class K	**	6,899,788

*	Fidelity Investments	Retirement 2050 Fund Class K	**	6,034,728

*	Fidelity Investments	Retirement 2055 Fund Class K	**	2,831,766

*	Fidelity Investments	Retirement 2060 Fund Class K	**	501,180

*	Fidelity Investments	Income Fund Class K	**	1,379,851

*	Fidelity Investments	Low-Priced Stock Fund Class K	**	21,269,926

	T. Rowe Price	Stable Value Common Trust Fund A	**	29,534,970

	Metropolitan West	Total Return Bond Fund Class I	**	17,621,615

*	Fidelity Investments	Government Money Market Fund	**	316

*	Fidelity Investments	Government Money Market Fund - Premium Class	**	162

	Vanguard Group, Inc.	International Growth Fund Admiral Shares	**	11,784,518

	Victory Funds	Victory Integrity Small-Cap Value Fund	**	10,427,500

*	Temporary Cash Investments	Temporary Cash Investments	**	2,697
				416,456,288

*	Participant Loans	Interest rates from 5.25% to 7.25%, maturing 2019 - 2023	—	8,317,536

				$424,773,824

* A party-in-interest for which a statutory exemption exists.
** All investments are participant directed; therefore, cost information in column (d) is not required.

EXHIBIT INDEX

Exhibit
No.        Description

23.1      Consent of McConnell & Jones LLP, an Independent Registered Public Accounting Firm.